GLOBAL PEOPLELINE TELECOM INC.
407 – 1270 Robson Street
Vancouver, BC V6E 3Z6

March 19, 2009

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen

The correspondence from the Commission dated 5 FEB 09 regards the Item 4.02(b) of Form 8-K file No. 0-26559 requires our comments to several points.

1.	An amended 8-K was filed on 17 MAR 09 clarifying the matter along with correspondence from Moore and Associates our independent Auditors.

2.	Our independent accountant was supplied with a copy of the disclosure made and accordingly supplied a disclosure letter as filed with the amended 8-K 17 MAR 09.

3.
We intend to file restated financial statements, however the previous Auditor Michael Studer is attempting to obtain clarifying information from a Chinese PRC Accounting firm and Similar Law Firm.  The information is concerning the Rule of Liquidation of the Companies’ Assets as at December 31, 2006.

4.
As Michael Studer was unable to obtain the information, he was unable to give a qualified opinion on the audit.  Angela Du is obtaining the necessary information and direct contact for Michael Studer to complete a qualified opinion on the 2006 Audit.  After this, we will file the restatement of the financial statements and subsequent financial statements for the years 2007 and 2008.  At this time we are unable to advise if the restatement will be effective but you will be advised upon completion.

The Company acknowledges our responsibility for adequate and accurate disclosure in the filings, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely
Global Peopleline Telecom Inc.

/s/ Edward Gallagher
Name: Edward Gallagher
Title: CEO